December 19, 2012

VIA EDGAR

Ms Linda Cvrkel, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Effie Simpson
Jean Yu

Re:                   The McClatchy Company

Form 10-K for the year ended December 25, 2011

Filed March 2, 2012

File No. 333-46501

Dear Ms. Simpson or Ms. Yu:

On behalf of The McClatchy Company (the “Company,” “we” or “our”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 7, 2012, relating to the above-captioned Form 10-K.  Your comments are set forth in bold/italicized text below, and our responses are set forth in plain text immediately beneath each comment.

Form 10-K for the year ended December 25, 2011

Independent Accountants Report, page 39

1.              We note from Note 12 to the consolidated financial statements on page 70 that the Company restated its historical consolidated financial statements for fiscal 2010 and 2009 for the impact of errors in accounting for the value of the land held for sale in Miami, Florida.  Please be advised that the correction of a material misstatement in previously issued financial statements should be recognized in the auditor’s report on the audited financial statements through the addition of an explanatory paragraph in accordance with paragraph 9 of AS 6.  In this regard, your independent accountants report should be revised accordingly.

As we disclosed in Note 12 of our consolidated financial statements, “Management believes the effects of these errors are not material to its previously issued consolidated financial statements.”  Management based its belief on the fact that quantitatively, the adjustments resulted in no change in earnings per share in 2010 and resulted in a decrease in earnings per diluted share of four cents to $0.61 from $0.65 in 2009, which we believe is immaterial. We also considered the errors on a qualitative basis and concluded that they were immaterial.  These errors and the nature of the errors were discussed with our independent registered public accounting firm who concurred that they were not material to our consolidated financial statements. Nonetheless, as indicated by the comment, in the interest of transparency we disclosed the correction of the errors, the nature of the errors and their financial statement line item and per share impact on the previously issued financial statements.

We have consulted with our independent public accounting firm, Deloitte & Touche, LLP, regarding their auditor’s opinion on our consolidated financial statements.  Given the immaterial nature of the error and the restatements, they have confirmed that the correction in previously issued financial statements was not required to be recognized in the auditor’s report on the audited financial statements through the addition of an explanatory paragraph in accordance with paragraph 9 of AS 6. Respectfully, we and they believe that there is no need for a revision of the auditor’s report.

2.              In a related matter, please tell us what, if any consideration was given to management’s assessment of the effectiveness of ICFR in light of the restatement.  If no consideration was given, please explain why.  That is, please explain to us why you believe internal controls over financial reporting continue to be effective in light of the error and why no modifications to the disclosures contained management’s report, including any material changes made to ICFR, were required.

We considered management’s assessment of the effectiveness of internal controls over financial reporting (ICFR) in light of the errors. In considering the controls, we took into account the nature of the errors in fiscal 2009 and 2010, and the qualitative and quantitative impacts on our consolidated financial statements. We determined that there was a significant deficiency in our financial reporting controls and we reported our conclusions to the audit committee of the board of directors along with remediation steps undertaken to correct the deficiency. However, because the deficiency did not rise to the level of a material weakness, it was not required to be discussed in management’s report on internal control over financial reporting.

Management considered the following, among other factors, in coming to its conclusion that ICFR was effective and no further disclosure was necessary:

•                  The errors impacted non-operating activities given that the Miami land was not an operating asset and the related impairments were recorded as non-operating items.   These non-operating accounts have a low volume of transactions thereby reducing the effect that might result from the identified deficiency and do not have a pervasive impact to the company’s financial statements.

•                  The errors did not have a material impact on earnings in either 2009 or 2010.

•                  The errors had no impact on compliance with debt covenants.

•                  There was no fraud involved in the misstatement.

•                  Finally, controls were in place to identify and appropriately state balance sheet accounts such as the intangible balance that had gone undetected as well as the value of the Miami land.  The intangible was not originally identified because it resided in an immaterial account that was labeled as “other”.  Had the intangible been larger (or more significant), and therefore material, our internal controls would have identified the item on a more timely basis. In addition, management had specific review policies in place to use independent experts to assist in the valuation of assets such as the Miami real estate where outside expertise is required. Management determined that these controls needed to be strengthened and implemented changes to improve them. These conclusions and remediation steps were presented and agreed to by the audit committee of the board of directors.

Management believes that none of the changes materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.  Management has reviewed controls over unusual transactions and balances to ensure that such items are appropriately reflected in its consolidated financial statements in the appropriate periods.

Note 3.  Intangible Assets and Goodwill, page 51

3.              Reference is made to footnote (1) to the table presenting the changes in identifiable intangible assets and goodwill on page 52.  We note in both fiscal 2011 and 2010 the company identified certain tax related errors with respect to its 2006 acquisition of Knight Ridder resulting in adjustments to goodwill of $2.5 million (decrease) and $8.2 million (increase), respectively.  Please describe for us in greater detail the nature of the errors and explain why management believes it is appropriate to account for such errors as adjustments to goodwill rather than through the income statement.  As part of your response, please cite any relevant technical guidance used in determining the appropriate accounting treatment.  We may have further comment upon receipt of your response.

The nature of $2.5 million decrease to goodwill in 2011 related to an error in identifying and acting upon the expiration of a state tax statute.  We noted an oversight of facts in reconciling our FIN 48 reserves recorded in the acquisition of Knight Ridder (KR).  A state statute had expired in fiscal 2008 but was not appropriately released from the FIN 48 balances in that year.  As a result, both the FIN 48 reserve and goodwill were overstated in 2008 for this item. We corrected the error and disclosed the matter upon identification.

The nature of the $8.2 million increase to goodwill in 2010 primarily related to an error resulting from an oversight of facts used in recognizing deferred tax assets related to internet investments previously owned by KR.  The deferred tax asset (tax basis in excess of zero basis for financial reporting purposes) was recorded in our acquisition of KR in 2006.  In 2010, our legal department determined that the underlying investments had in fact been disposed of or otherwise removed as assets of the company by KR prior to McClatchy’s acquisition of KR. In light of that, our tax department determined that the tax years in which KR should have taken the related tax deduction were closed prior to the acquisition. Accordingly, the tax asset had no value as of 2006 and the balances in the deferred tax asset should not have been recorded in purchase accounting.  We corrected the error and disclosed the matter upon identification.

In both of the items discussed above, we determined there were errors in our previously issued financial statements and we reviewed relevant ASC 250-10 guidance.  However, because these errors were not deemed material either quantitatively or qualitatively to the consolidated financial statements in the respective years and accordingly, we did not restate the amounts in our 2006 or 2008 financial statements.  In the years the original errors occurred, 2006 and 2008, these items should have been recorded to goodwill rather than the income statement.  As such, we corrected the errors out of period with transparent disclosure.

Note 5.  Income Taxes, page 56

4.              Please revise the notes to the financial statements to disclose the classification of interest and penalties within the income statement in accordance with ASC 740-10-45-25.

We respectfully advise the Staff that the classification of interest and penalties is disclosed in Note 1, Significant Accounting Policies of the 2012 Form 10-K under the caption “Income taxes”.  For your reference, our disclosure is as follows:

“The Company recognizes accrued interest related to unrecognized tax benefits in interest expense.  Accrued penalties are recognized as a component of income tax expense.”

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to R. Elaine Lintecum at (916) 321-1846. Thank you for your assistance.

Sincerely,

THE MCCLATCHY COMPANY

/s/ R. Elaine Lintecum
R. Elaine Lintecum
Chief Financial Officer